UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Succession of Trustee for Deutsche Bank AG’s Senior Indenture

By this Report on Form 6-K, Deutsche Bank AG hereby announces that Delaware Trust Company, which has succeeded to all or substantially all of the corporate trust business of Law Debenture Trust Company of New York (“Law Debenture”), is the successor trustee to Law Debenture under the Senior Indenture, dated as of November 22, 2006, among Deutsche Bank Aktiengesellschaft, Law Debenture and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar (as supplemented by the First Supplemental Senior Indenture dated as of March 7, 2014, the Second Supplemental Senior Indenture dated as of January 1, 2015, the Third Supplemental Senior Indenture dated as of January 1, 2016 and the Fourth Supplemental Senior Indenture dated as of March 15, 2016, the “Senior Indenture”) with respect to all existing and outstanding Securities (as defined in the Senior Indenture) issued under the Senior Indenture and all Securities to be issued under the Senior Indenture.

For purposes of Section 11.04 of the Senior Indenture, any notice, direction, request or demand to or upon Delaware Trust Company, as the successor trustee under the Senior Indenture, shall be given or served to: Attn: Corporate Trust Administration, Delaware Trust Company, 2711 Centerville Road, Wilmington, DE 19808.

This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: December 15, 2016

By: /s/ Sean Rahavy
Name: Sean Rahavy
Title: Vice President

By: /s/ Joseph C. Kopec
Name: Joseph C. Kopec
Title: Managing Director and Associate General Counsel